November 4, 2016
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Martin F. James, Senior Assistant Chief Accountant

Re:	Vishay Intertechnology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 17, 2016 File No. 1-07416

Dear Mr. James:

This letter sets forth the response of Vishay Intertechnology, Inc. ("Vishay" or the "Company") to the comment letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated October 26, 2016, regarding the Company's Form 10-K for the fiscal year ended December 31, 2015 (the "Form 10-K").  For your convenience, we have incorporated the Staff's comments into this response letter below, and the Company's responses thereto are set forth after the comments.
Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.
In your reconciliation on page 32 you present the tax effects of the reconciling adjustments combined with your one-time tax expense (benefit) items. In light of the material one-time tax expense (benefit) items reported in each period, please revise your presentation in future filings to clearly identify and describe the significant components of this caption. Consider presenting the one-time tax expense (benefit) items in a separate caption. Refer to Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff's comment and will revise future filings to separately present material one-time tax expenses (benefits).

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

Financial Condition, Liquidity, and Capital Resources, page 54

2.
You disclose that you have generated free cash, a non-GAAP measure, in excess of $80 million in each of the past 14 years but you did not identify the measure as non-GAAP and you did not provide all of the disclosures required by Item 10(e) of Regulation S-K, including the reconciliation of the measure to the most directly comparable GAAP measure. Please revise your presentation in future filings to comply. Also, refer to Question 102.07 and 102.06 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff's comment and will revise future filings to specifically refer to free cash as a "non-GAAP" measure and include a reconciliation of the measure to net cash provided by continuing operating activities and other disclosures required by Item 10(e) of Regulation S-K.  We respectfully note that "free cash" is identified as a non-GAAP measure in the first paragraph after the table on page 56.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-6

3.	In future filings please revise this statement to present your goodwill impairment charges separately from other impairment charges, consistent with ASC 350-20-45-2.

Response: The Company acknowledges the Staff's comment and will revise future filings to present goodwill impairment charges separately from other impairment charges in accordance with ASC Paragraph 350-20-45-2.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

Note 15. Segment and Geographic Data, page F-52

4.	In future filings please disclose the types of products and services derived from each reportable segment. Refer to ASC 280-10-50-21(b).

Response: The Company acknowledges the Staff's comment and will revise future filings to disclose the types of products and services derived from each reportable segment in accordance with ASC Paragraph 280-10-50-21(b).

5.
You disclose that you evaluate segment performance based on operating income. However, you also present a segment gross profit measure and you disclose that certain additional items not used to evaluate segment performance are included in your disclosure as they may provide insight to your future profitability by reportable segment. Please address the following:

●	Clarify to us how your CODM uses the segment gross profit measures presented in evaluating segment performance.
●	Tell us how you considered the guidance in ASC 280-10-50-28 and 50-22 in concluding on the segment measures to include in your presentation.

Response: The Company's CODM regularly evaluates two key metrics: segment gross profit and segment operating income.  Segment gross profit is more manufacturing-focused, while segment operating income more fully captures the business operations of the segment as it also includes selling, general, and administrative expenses directly attributable to the Company's segments. Gross profit by segment is useful to explain changes in gross profit for the Company as a whole.

ASC Paragraph 280-10-50-28 states: "If the chief operating decision maker uses more than one measure of a segment's profit or loss and more than one measure of a segment's assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity's consolidated financial statements."  The Company's CODM considers segment operating income the more important metric because it more fully captures the business operations of the segments, and the Company believes that operating income and segment operating income are the most important measures of profitability used by its investors. The Company considers the disclosure of segment gross margin in the segment disclosures as supplemental information, but will provide disclosure in future filings of how the CODM considers this metric.

In consideration of the guidance in ASC Paragraph 280-10-50-22, the Company includes product sales, royalty revenues, segment gross profit, depreciation expense, interest expense (income), capital expenditures, total assets, and segment operating income in its segment presentation.  Product sales, royalty revenues, segment gross profit, and segment operating income are either segment performance measures used by the CODM or are included in the segment performance measures reviewed by the CODM.  Capital expenditures and total assets are regularly provided to the CODM.  Interest expense (income) is neither included in the segment performance measures used by the CODM nor regularly provided to the CODM, and only immaterial amounts are specifically identifiable to any one segment.  The Company will revise future filings to remove the presentation of interest expense (income) from its segment disclosures.

Intersegment revenues, amortization expense, unusual items as described in ASC Paragraph 225-20-45-16, equity in the net income of investees accounted for by the equity method, income tax expense (benefit), and significant noncash items other than depreciation and amortization are neither included in the segment performance measures used by the CODM nor regularly provided to the CODM and are not included in the Company's segment disclosures.

6.
On page F-54, you reconcile segment operating income to consolidated operating income. In future filings, as required by ASC 280-10-50-30-(b), please revise your presentation to provide a reconciliation to consolidated income before income taxes and discontinued operations.

Response: The Company acknowledges the Staff's comment and will revise future filings to reconcile segment operating income to consolidated income before taxes and discontinued operations (if applicable).

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

* * * * * *

Please do not hesitate to contact me at (610) 644-1300 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,

/s/ Lori Lipcaman
Lori Lipcaman
Executive Vice President
Chief Financial Officer
Vishay Intertechnology, Inc.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS